 Exhibit 99.2

  NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are hereby given notice of Denison Mines Corp.’s Annual General Meeting of Shareholders.

When	Where
Monday, May 15, 2023 11:30 a.m. Meeting Please plan to vote in advance of the meeting	The offices of the Company 1100 - 40 University Avenue Toronto, Ontario M5J 1T1 There will be no reception, presentation or refreshments

The purpose of the Meeting is:

(a) to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2022, along with the auditor’s report on the statements;

(b)  to approve the re-appointment of KPMG LLP as the Company’s auditor for the upcoming year, and to authorize the directors to fix its remuneration;

(c) to elect eight directors to the Board for the upcoming year;

(d) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and

(e) to transact such other business as may properly come before the Meeting.

If you held shares in Denison Mines Corp. on March 27, 2023, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

Your vote is important. We recommend you vote your shares in advance of the meeting.
We believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Company in advance of, instead of only at, the meeting. There will be no reception, presentation or refreshments. Accordingly, only registered shareholders and duly appointed proxyholders will be permitted access to the meeting.

The Company is not aware of any items of business to be brought before the Meeting other than those noted above and further described in the accompanying Management Information Circular (the “Circular”).  There will be no management presentation on the business or operations of the Company at the Meeting.

We also recommend you refer to the Annual General Meeting page of the Company ’s website at www.denisonmines.com for the most up-to-date information regarding the meeting.

2023 DENISON NOTICE OF MEETING

How to Vote:

This notice is accompanied by the Circular which describes who can vote, how to vote, and what the Meeting will cover.

Please vote by using the proxy form or voting instruction form, as applicable, included with the “notice and access” notification and return it before 11:30 a.m. (Eastern Time) on May 11, 2023 in accordance with the instructions provided.

Meeting Materials:

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website at www.denisonmines.com. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

The Meeting materials will be available on the Company’s website on April 6, 2023 and will remain on the website for one full year. The Meeting materials will also be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov/edgar on April 6, 2023.

Shareholders who wish to receive paper copies of the Meeting materials prior to the meeting may request copies from Denison by calling 1-888-260-4455 or by sending an email to info@denisonmines.com. We recommend requests be made no later than April 28, 2023.  Please note that Denison cannot guarantee delivery, and delivery could be subject to delay.

The 2022 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2022, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on SEDAR and EDGAR or on request by contacting the Company.

Contact Us:

If you have questions about the matters to be considered at the meeting and/or if you wish to obtain additional information about Denison’s business, please do not wait until the Meeting. You can contact the Company directly:

Online:	www.denisonmines.com and https://denisonmines.com/agm2023
Email:	info@denisonmines.com
Regular Mail:	1100 - 40 University Avenue, Toronto, Ontario M5J 1T1
Phone:	416-979-1991 or 1-888-260-4455

Yours truly,

David Cates
Director, President & Chief Executive Officer
Dated April 3, 2023

 2023 DENISON NOTICE OF MEETING